Infobird Co., Ltd

Room 12A05, Block A, Boya International Center

Building 2, No. 1 Courtyard, Lize Zhongyi Road

Chaoyang District, Beijing, China 100102

March 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Edwin Kim
Jan Woo

Re:	Infobird Co., Ltd
Request for Acceleration of Registration Statement on Form F-1, as amended
File No. 333-251234

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Infobird Co., Ltd hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will be declared effective at 4:00 p.m., Eastern Time, on Wednesday, March 31, 2021, or as soon as practicable thereafter.

Very truly yours,

INFOBIRD CO., LTD

By: /s/ Yimin Wu

Name: Yimin Wu

Title: Chief Executive Officer and Chairman of the Board of Directors